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TOWER ONE ANNOUNCES CLOSING OF DEBT SETTLEMENT

January 18, 2022 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) is pleased to announce that the Company settled a debt (the “Debt Settlement”) in the amount of $1,039,751 owed by the Company to a certain creditor of the Company (the “Creditor”) in exchange for 16,273,267 common shares (each, a “Debt Settlement Share”) at a deemed price of $0.064 per Debt Settlement Share.

All Debt Settlement Shares issued in connection with the Debt Settlement are subject to a statutory hold period expiring on May 14, 2022.

None of the Debt Settlement Shares issued upon closing of the Debt Settlement have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

The Company also announces that further to its news release dated October 20, 2021, it wishes to clarify the number of agent compensation warrants (the “Agent’s Warrants”) that were issued was 4,267. The terms of the Agent’s Warrants remain the same.

The Company also announces that further to its news release dated December 15, 2021, it wishes to clarify the number of Agent’s Warrants that were issued was 80,253. The terms of the Agent’s Warrants remain the same.

About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:
Corporate Communications
Tel: +1 917 546 3016
E-mail: info@toweronewireless.com
Website: www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.